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Rubicon Announces $6 Million Flow-Through Share and $6 Million Common Share Financing

TORONTO, ONTARIO--(Marketwire - Oct. 30, 2008)

Rubicon Minerals Corporation (TSX:RMX)(AMEX:RBY) (the "Company") is pleased to announce that it has entered into an agreement with GMP Securities L.P. and a syndicate of agents in connection with a "best efforts" private placement of up to 4,500,000 flow-through common shares ("Flow-Through Shares") at an issue price of $1.35 per Flow-Through Share for proceeds of up to $6,075,000 and up to 5,500,000 common shares ("Common Shares") at $1.10 per Common Share for proceeds of up to $6,050,000. In addition, the Agents shall have the option, exercisable until the Closing Date to sell up to an additional 1,800,000 Common Shares at a price of $1.10 per Common Share for additional gross proceeds of up to $1,980,000.

Contemporaneously with the closing of the offering, the Company intends to complete a non-brokered private placement of up to an additional 370,370 Flow-Through Shares at a price of $1.35 per Flow Through Share for aggregate gross proceeds of up to approximately $500,000 to certain insiders and employees of the Company and to certain other qualified investors.

The Company expects to close the offering on or about November 18th, 2008 subject to regulatory approval.

The proceeds from the issuance of the Flow-Through Shares shall be used at Company's Phoenix Gold Project for exploration expenditures which will qualify as Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced to the investors. The proceeds received by the Company from the sale of the Common Shares shall be used for general and administrative and working capital purposes.

RUBICON MINERALS CORPORATION

David W. Adamson, President and Chief Executive Officer

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially. The description of mineralized zones is not intended to imply any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

SOURCE Rubicon Minerals Corporation

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